United States securities and exchange commission logo





                             November 2, 2020

       James O'Rourke
       Chief Executive Officer
       Powerdyne International, Inc.
       45 North Main Street
       North Reading, MA 01864

                                                        Re: Powerdyne
International, Inc.
                                                            Registration
Statement on Form 10
                                                            Filed October 6,
2020
                                                            File No. 000-53259

       Dear Mr. O'Rourke:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10

       Item 1: Description of Business, page 4

   1. We note that you will provide your products through the "leasing of electrical generation equipment" and that it
will be built to your specifications. Please revise to discuss whether these are off
the shelf and readily available products or if they are custom products. In that
regards we note your disclosure that the basis of your business is the production of
electricity using "state-of-the-art" technology.
   2. You disclose that you have "developed strategic alliances" with both your generator manufacturer and
installation contractor. Please revise to provide the identity of the generator manufacturer
and contractor, the material terms of your agreement and file the agreements as exhibits.
Refer to Item 101(h)(iv) of Regulation S-K.
 James O'Rourke
FirstName
PowerdyneLastNameJames      O'Rourke
           International, Inc.
Comapany 2,
November  NamePowerdyne
             2020            International, Inc.
November
Page 2    2, 2020 Page 2
FirstName LastName
Products, page 4

3. We note your disclosure on page 5 assuming a Spark Price of $.05 per kWh. Please revise to provide support for your assumption that you will be able to offer $.05 per kWh with your PDI Power Solution. As part of your response, be sure to include a discussion of capital costs, maintenance costs, and natural gas or other fuel costs. Cautionary Note Regarding Forward-Looking Statements, page 6

4. Since your common stock is considered a penny stock, reliance upon the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available. Please revise.
Item 2. Financial Information, page 8

5. We note your disclosure regarding the purchase of crytpocurrency miners and the mining of "certain crypto coins". Please revise to provide the following:
             Discuss which cryptocurrency coins you have mined. In addition, explain whether you immediately liquidated all of the crypto coins, or if you maintain possession of those coins in digital wallets or on exchanges;
             Discuss how you intend to "aggressively expand into this market in 2020" and the costs associated with those plans; and
             Discuss the potential regulatory risk associated with cryptocurrencies.
Item 2. Financial Information
Results of Operations - The Year Ended December 31, 2019 compared to the year ended
December 31, 2018
Results of Operations - The six months ended June 30, 2020 compared to the six months ended
June 30, 2019, page 9

6. Please describe the source of your revenues for the year ended December 31, 2019 and the six months ended June 30, 2020. Further explain why your year-to-date revenues during
         2020 declined compared to the same period in 2019. Disclose your basis for revenue recognition in a note to the financial statements.
Liquidity and Capital Resources, page 9

7. Please disclose the minimum funding required to remain in business for at least the next
         12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Describe the company's plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone. Please explain how you intend to meet each of the milestones if you cannot receive additional funding. Refer to Item 303(a)(1) and (2) of
         Regulation S-K..
 James O'Rourke
Powerdyne International, Inc.
November 2, 2020
Page 3
Certain Relationships and Related Transactions, page 13

8.       Please revise your disclosure to provide the information required by
Item 404(d), which
         requires disclosure of all transactions with related persons from the beginning of your last fiscal year through the date of effectiveness of your Form 10. In that regard we note that the company forgave multiple related party notes and still has outstanding related party notes. Please ensure that your disclosure discusses the party to each relevant transaction, the type of transaction, and the related person's position(s) or relationship(s) with the entity that is party to the transaction. Please also provide the information required by Item
         404(a)(5) for each transaction which resulted in indebtedness.
Balance Sheets (Audited)
December 31, 2019 and December 31, 2018, page F-4

9. We note hereunder and the condensed balance sheets on page F-21 that you present Accrued revenue as a current asset. In a note to the financial statements, please define "Accrued revenue" and explain how it is measured and recognized. Refer to your basis in the accounting literature.
Statements of Cash Flows (Audited)
For the years ended December 31, 2019 and December 31, 2018, page F-7

10. You reported "Principal paid on Notes-payable-related parties" for $26,700 under financing activities. However, such principal payments were in the form of stock as summarized on page F-14 (Common stock issued in exchange for debt) and further described in the subsequent pages through F-17. Thus, it had no cash impact. Similarly,
         "the common stock issued for service and debt reduction" had no cash impact on operating activities. Please revise your presentation.
11. We note on page F-18 that you received an advance of $14,000 from a related party. If so, please report such proceeds under financing activities instead of operating activities.
7. Common Stock, page F-13

12. Please disclose the nature of services rendered/ to be rendered by a consulting company to which you paid 120 million shares of stock in the aggregate. Consolidated Statements of Cash Flows
For the six months ended June 30, 2020 and June 30, 2019, page F-23
FirstName LastNameJames O'Rourke
13. We note on page 9 that you received advances of $1,022 from a stockholder and $4,400
Comapany
       fromNamePowerdyne     International,
            a related party. Please         Inc. presentation to report these
proceeds under
                                    revise your
       financing
November         activities.
           2, 2020  Page 3
FirstName LastName
 James O'Rourke
FirstName
PowerdyneLastNameJames      O'Rourke
           International, Inc.
Comapany 2,
November  NamePowerdyne
             2020            International, Inc.
November
Page 4    2, 2020 Page 4
FirstName LastName
8. Related Party - Promissory Note, page F-32

14. Please revise your disclosure in the last paragraph to indicate that the debt extinguishment resulted in an increase in additional paid in capital (thus, not a gain). We note your disclosure on page F-14.
General

15. You disclose that the company is an emerging growth company. However, we note that it has been over five years since you made your first sale of common equity securities under an effective Securities Act registration statement in 2012. We also note that on September
         30, 2019, the Commission, pursuant to its authority under Section 12(j) of the Exchange
         Act of 1934, revoked the registration of your securities registered pursuant to Section 12 of the Exchange Act. As a result, it appears that you do not qualify as an emerging growth company. Please provide your analysis as to why you believe that you are an emerging growth company. For additional guidance, please refer to Questions 2 and 54 of the JOBS
         Act frequently asked questions, available on our website at https://w
ww.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology